SEARCHHOUND COM INC.



Filing Type:
NT 10-K
Description:
Notification of Late Filing
Filing Date:
April 1, 2002
Period End:
Dec 31, 2001


Primary Exchange:
Over the Counter Bulletin Board
Ticker:
SRHN





Table of Contents






NT10-K

PART I  1
PART II 1
PART III 2
PART IV 2



EXHIBITS

EX-A    4


UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.

FORM 12b-25

NOTIFICATION OF LATE FILING

[X] Form 10-K and Form 10-KSB [ ] Form 20-F [ ] Form 11-K
                [ ] Form 10-Q and Form 10-QSB [ ] Form N-SAR

                For Period Ended: December 31, 2001

                Commission File Number: 0-19512

SEARCHHOUND.COM, INC.
(Exact name of registrant as specified in its charter)

Nevada                                                   91-1942841
------                                                   ----------
(State or other jurisdiction of                          (IRS Employer
incorporation or organization)                           Identification No.)




PART I - REGISTRANT INFORMATION

200 Main Street, Suite 305
Kansas City, MO 64105


Registrant's telephone number, including area code:(816) 960-3777


PART II - RULES 12b-25 (b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
[X]

(b) The subject annual report, semi-annual report, transition report on form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed in or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q; or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant's statement or other exhibit required by rule 12b-25(c) has been attached if applicable.


PART III - NARRATIVE
State below in reasonable detail the reason why Form 10-K and Form 10-KSB, 20-F, 11-K, 10-Q and Form 10-QSB, N-SAR, or the transition report or portion thereof could not be filed within the prescribed period.

Additional time is required to complete the review of acquired subsidiaries and required peer review of the annual audit.

The accountants and members of management are working diligently to complete all aspects of the audit in a thorough and timely manner.

We are optimistic that we will be able to complete the process by the end of the extension period.

PART IV - OTHER INFORMATION
(1) Name and telephone number of the person to contact in regard to this notification


Dave Mullikin 816-960-3777

(2) Have all other periodic reports required under section 13 or 15 (d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the proceeding 12 months or for such shorter period that the registrant was required to file such report (s) been filed? If the answer is no, identify report (s).
[X] Yes [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
[ ] Yes [X] No

EXHIBITS (a) Letter from Clevenger & Haywood CPA's


SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, this Form 12b-25 Report for the year ended December 31, 2001, has been signed below by the following persons on behalf of the Registrant and in the capacity and on the date indicated.

April 1, 2002

SEARCHHOUND.COM, INC.



Date    April 1, 2002                   By /s/ Dave Mullikin
      ----------------------                --------------------------
                                            President and CEO

EXHIBIT A



SearchHound.com, Inc.
200 Main Street, Suite 305
Kansas City, Mo. 64105
Dear Sirs:

I have read the Registrant's Form 12b-25 - Notification of Late Filing and agree with the comments contained therein as they relate to Clevenger & Haywood CPA, P.C. The remaining audit confirmation for JobBank USA, Inc. (acquired subsidiary), and the necessary peer review of our audit documentation, will not allow us to complete the audit and issue our opinion on the December 31, 2001 financial statements prior to the initial Form 10-KSB filing deadline of April 1, 2002 without unreasonable effort and expense. We will make every effort to complete our audit and issue our opinion on the financial statements to allow the Registrant to file its Form 10KSB within the extension period.



Date   April 1, 2002                   By  /S/Clevenger & Haywood CPA, P.C.
      --------------------                  --------------------------------
                                             Clevenger & Haywood CPA, P.C.